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EXHIBIT 20.1
----------------------------------PRESS RELEASE--------------------------------

November 3, 1997-- Topro, Inc, d.b.a. TAVA Technologies (NASDAQ: TPRO), Denver Colorado, a leading provider of automation and information technology solutions to industry, today announced that the Company had been selected by Aon Risk Services Inc. to become part of their unique millennium risk management service called ARM2000. ARM 2000, the Twenty-First Century Insurance Policy, offers clients a detailed program of solutions for the many challenges presented by the millennium date change.

As part of this program, Topro joins a high powered group that includes Aon Risk Services, Am-Re Managers, Inc., CARA Corporation, Comdisco Inc., The Sabre Group, Thelen Marrin, Johnson and Bridges, LLP and Thinking Tools. Together, these companies provide a broad range of expertise in Year 2000 risk assessment and compliance support functions.

Philip Lian, Senior Vice President - Aon Risk Services, and Project Manager for ARM 2000, said, "We are pleased to have Topro as part of ARM 2000. Topro's experience in addressing factory automation and process control level millennium issues is a unique, important, and necessary addition to our program offering."

John Jenkins, CEO of Topro, said, "We are looking forward to working with Aon and other members of ARM2000. There is a tremendous challenge ahead to bring industries' process control systems into year 2000 compliance. By pooling resources though the vehicle of this group, we can leverage strengths and bring clients single point solutions.

Topro is an industry leader in factory automation systems integration and information technology solutions, with a staff of 275 system engineers and 10 regional offices across the United States.

Topro's Plant Y2K One-TM- product offering is a suite of products and services that includes a CD-ROM based methodology and compliance database designed for the particular needs of the plant floor. The Company offers the CD-ROM product as a tool for client self-execution as well as project services ranging from full program execution to project and program management.

Aon Risk Services is a subsidiary of Aon Group Inc., part of Aon Corporation (NYSE: AOC), a premier global commercial insurance brokerage and consulting and underwriting organization serving clients through 590 offices in more than 120 countries around the world.


CONTACT:
Pacific Consulting Group, Inc.
Scott Liolios
(714) 574-3860


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